

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 1, 2011**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your response filed on August 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 1 and 2. Business Properties

Oil and Gas Properties and Activities

Proved Reserves, page 8

1. We note your response number 2 in which you point out that the decline in proved undeveloped reserves is due to your divestiture program subsequent to your acquisitions of Kerr-McGee and Western Gas Resources. You also point out that you have addressed these divestitures in this and prior Forms 10-K. However, it does not appear that these other disclosures specifically address the impact upon your proved undeveloped reserves. Confirm that, in future filings, you will address the impact of your divestitures upon your proved undeveloped reserves as well as addressing

changes to your proved undeveloped reserves in the properties that you have retained or acquired.

2.   We note your response to prior comment number two from our letter dated August 10, 2010 and do not agree with your use of a threshold of 15% in evaluating whether to separately disclose and NGL quantities. As your NGL quantities represent 11% of your total proved reserves, these appear significant and should be disclosed and discussed separately.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

3.   We note your response to prior comment 12. Provide that information in your filings and also quantify the resources that would be available under the CGA, MSRC, NRC or OSR, in the event of another spill or similar emergency.

Management's Discussion and Analysis…, page 43

Costs and Expenses, page 51

4.   Please expand your disclosure to quantify the legal fees incurred during the third quarter relating to the Deepwater Horizon events or tell us why you believe this disclosure is not necessary. Refer to Section III.D of SEC Interpretive Release 33-6835, which may be found at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director